Exhibit (a)(2)(H)
webMethods, Inc.
Employee Update Call
May 7, 2007
12:00 pm ET

Operator:	Good afternoon. My name is (Darlene) and I will be your conference operator today. At this time, I would like to welcome everyone to the webMethods Employee Weekly Update Software AG Team Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.

This discussion is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer has been filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG are available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods are available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Thank you.

It is now my pleasure to turn the call over to Mr. Mitchell. Please go ahead.

David Mitchell:	Thank you Operator. And good morning, good afternoon, good evening to everybody on the phone depending your time zone. I hope everybody had a great weekend.

Last week was a big week in terms of our integration planning efforts. We had quite a few folks here in Fairfax from the Software AG organization kind of taking of the next logical set of steps post the meeting that our Management Team had in Germany.

So we’re going to basically have the leads on each one of the primary what we call centers of integration give an update in terms of the respective business lines. So the HR organization, PD, Marketing, Finance and Sales.

I will be doing both the HR update and the Sales update because (Heather) is on the phone with some HR consultants reviewing plans etc., and then of course, because of my proximity to the Sales organization, I’ll tell you what’s going on there.

Before I get into this, I just wanted to give everybody an update in terms of the actual tender offer. Many of you have asked about the status of the closing. As you know, there is still an ongoing tender offer so there is little that we can say outside of the formal communications that you have been receiving from Software AG.

What I can say is that the tender is proceeding in accordance with its terms and it’s scheduled to terminate on May 15. Software AG has the option to extend the tender offer in the event various regulatory approvals are not in hand by that time. As we clear these regulatory approvals, you’ll see public filings of that being submitted to the SEC. So just a keep a watch out for that.

Stay tuned, there will be a new frequently asked questions document about the tender offer which we expect to circulate quite shortly. And if for some reason that frequently asked questions documents does not address your question, then don’t hesitate to take advantage of the various communication paths that we’ve established and many of you are taking advantage of those emails in terms of aliases and don’t hesitate to email us directly.

We are releasing our earnings for the Q4 timeframe and for fiscal year ‘07. That will happen on Thursday. For those of you that do not know, we are not doing a conference call and that is related to the fact that we have this tender offer.

But we are going to be providing a great level of detail in terms of how our fiscal year ended as well as our Q4 performance. So that will coming out Thursday after the market close.

And I will probably send out an email just to give you kind of my perspective in terms of performance.

Last week, obviously there was a lot of meetings. Like I said earlier, we had a whole host of folks from HR, PD, Marketing, Finance and Sales from Software AG’s side come to Fairfax for the entire week. It was a week of very productive meetings.

Again, these are the kind of next set of meetings that needed to occur after the Management Teams got together in Germany. There was a lot of discussions and action items taken around the product strategy and the roadmap going forward.

We want to be very clear and crisp with our customers, particularly on the May 12, I believe it’s the 12th - 16th, sorry, May 16 customer webinar that’s coming up.

Also, we don’t want to disrupt any selling activity that’s going on right now with customers so it’s critical that we have very crisp and positive message about where these products are going and I think our customers are going to be quite pleased with the results of those meetings and those discussions.

And in fact, I personally probably have been on the phone with about 20 to 25 customers. Other XMT members have been on the phone with about 50 to 60 to 70 customers and I will tell you that the reaction has been very, very positive as we try to communicate a lot of information to the customer base in terms of where some of these products are going.

We had detailed meetings about the branding strategy. As I mentioned on the last call, Software AG has expressed a deep desire to really leverage the webMethods brand post the close.

The next level of work and detail around that desire has started to get underway and you’ll find out more about that from our Marketing organization over the coming weeks.

I think it’s very exciting. The biggest thing that I think is going to be interesting for our employees, for our customers and the folks that follow us in the analyst community is that Software AG is really going to be embracing webMethods as a brand.

Essentially webMethods becomes the name of the business line and the products and that’s going to be pretty significant. So there’s going to be more to come to you in terms of where the positioning and where the branding is going, but it’s very exciting.

We also spent a lot of time in the different meetings — HR, PD, Marketing, Finance and Sales with, you know, one of the fundamental principles here that there would be zero disruption, and I mean zero, to the webMethods employee base both pre and post closing.

It’s important that we continue to hit our targets, that we continue to take advantage of the momentum that’s been building in our marketplace and critical to that is to make sure that our employees continue to get a lot of information about what’s going on to the extent that we have it and that there is zero disruption in terms of everybody’s productivity.

So with that, I’m going to turn things over to the different folks that were running some of these meetings. I’ll start with the HR update.

Obviously (Heather) and team met with the Software AG HR organization. A gentlemen by the name of (Matthias Faust) who used to run their entire worldwide HR organization but whose sole job now is to manage the integration of webMethods was here last week to discuss integration plans and how we bring kind of the two companies together, both from an employee perspective as well as the cultures.

Topics included Software AG’s policies and procedures around hiring practices, new hire orientation, compensation programs and benefit plans. Keep in mind these were the initial meetings. So there’s a lot of action items that get crazy in these kinds of meetings and a lot of follow up.

And so there’ll be a lot of completion of those tasks over the coming week and of course with the fundamental principles that we have zero disruption to the employee base both pre and post close.

As I reiterated in the call last week, what we’re learning about Software AG is that their compensation philosophy is very much focused on performance. This is a good thing. This means that bonuses and promotional opportunities will be available to those that really kind of hit the targets, hit the objectives that are set up by their management.

And we seem to see that get reiterated in everything that they talk to us about in terms of compensation and benefits. So I think you’re going to find that there is going to be zero disruption to you, but there’s also going to be a whole bunch of new opportunity in terms of ability to make more money and have a better quality of work life.

I just don’t have a lot of details today and again, a lot of that is being worked on as we speak. So over the coming weeks, you’re going to see a lot more information around that, particularly around their compensation programs and benefit plan.

After closing, we’re going to perform the appropriate analysis of all comp and benefits plans on both sides of the merger here, both the webMethods side and the Software AG side, and to really determine and come to what the ultimate model should be and that’s going to be driven very much by kind of the market in which you’re working.

So, you know, we’re going to take advantage of the fact that we have a lot of market detail around compensation metrics in North America, in Europe, in Asia and a variety of other countries. We have to do all that analysis.

That’s probably going take 60 to 90 days to complete and again, you know, will be certain decisions made to rationalize some of that but again, you have my commitment that there’s going to be zero disruption to you and you have the commitment of Karl-Heinz that has us as a partnership for growth, we’re not interested in doing anything that de-motivates people on either side of this transaction, both on the Software AG side and the webMethods side.

But we do have to do this analysis and really come up with a detailed plan that will carry us through the next fiscal year but also well into the calendar year of ‘08.

In the mean time, if you have any questions or concerns, don’t hesitate to contact all the different email channels that we’ve set up for you or contact Human Resources directly or anyone of the XMT members.

So with that, I’ll turn it over to Kristen who’ll give you an update from the PD perspective and then we’ll move to Marketing, Finance and then I’ll close up with Sales. Kristen.

Kristen Weller Muhlner:	Great. Thanks David. We had a couple of really productive meetings last week focused on two areas of the several that we’re analyzing within Product Development.

The first of those was in the area of BPM. As you all are all aware, there is full commitment that the webMethods BPM Suite will be the BPM product sold as part of the new expanded, you know, middleware product line within Software AG under the webMethods brand.

So a lot of the focus there really was on commercialization, what are the activities to make sure that we maintain our leadership position with analysts, what do we need to be doing to ensure that we’ve got the appropriate positioning. Some very early conversations about sales force enablement and things of that nature.

Also discussions about how we might be able to look at and analyze what needs to happen in terms of existing Interstage customers potentially being able to take advantage of the webMethods BPM Suite and how we would facilitate that.

In addition, there was a fairly in depth conversation about composite application development and what our opportunities are there. Software AG does have a composite application capability largely differentiated by the fact that it’s a nice way for customers of their national database product lines to essentially browser enable those mainframe applications.

So we looked at the options on that front. Let me be very clear about the fact that under absolutely no circumstances will we be making any change to our composite application capability within our BPM product line except to enhance it in some way.

We certainly would not be replacing it with any other capability. So we are looking at ways that we might be able to, you know, leverage the two technologies in a more seamless way across that combined customer base.

So, no conclusions there yet, but certainly a lot of good technical conversation on that front.

Second area of discussion was in the area of meta data management and registered repository. As we discussed previously, there are in this area — there is in this area the most overlap between the two companies with X-Registry overlapping somewhat with CentraSite.

As we’ve kind of dug under the covers, we discovered that in fact there really are very distinct value propositions and strengths for the two products. CentraSite largely focused on a more general purpose meta data management strategy and primarily competing against IBM.

On the webMethods side with Infravio, a really strong governance application that’s primarily competing against Systinet.

So what we’re looking to do is to try to take the best of both and move that forward into a single combined product that services the entire meta data management market with a strong governance application as well as essentially other applications overlaid on top of that.

And we made really good progress again on that front. Overall I’d say that everyone was able to check their egos at the door, come in, have some really intelligent high level conversations. We were very pleased with the interaction that we had and what the outcomes are and we’ll be continuing to drill this down further over the course of the next several weeks.

We have folks here meeting today to look at ESB and integration and we are very much focused on being able to provide even further detail and timelines to the extent that they’re available by the time of the close.

That’s all for Product Development.

David Mitchell:	Great. Debbie.

Deborah Rosen:	Okay. Hello everybody. And what we had Marketing at most of our meetings were held by phone. We did have some participation from the folks here in (unintelligible), folks from Software AG. So while we had a communications team call, we actually both the U.S. and the Software AG folks in the room which was helpful.

We are planning intercommunications team meetings. All the activities around the closing, of course there are some things that are of course legal requirements and IR Investor Relations requirements, but from an employee perspective, a lot of the things that you’ve come to expect, a team meeting, the emails and all the activities around that to make sure that you’re very comfortable with the spirit and the activities around that day.

We also are planning of course in continuing the FAQs so that as upon the close that you have the FAQs that you’re accustomed to, to answer key questions that you have.

Another key event that we’re planning is the Top 100 customer visits for David and Karl-Heinz Streibich. We’d like to make sure that within the ensuing months after the close, we actually have a number of our key customers visited and we started to work with our Sales Team already on making sure that those meetings are planned.

We’ve also had a series of meetings around branding, marketing, messaging kind of go to market. As you know, because David and I have both spoken about we will maintain the webMethods name in terms of the business lines.

But now we have to review when you think of webMethods and Software AG coming together, where we had a kind of go to market what we called a hill or a market that we went after called Business Process Integration, what’s the appropriate market for the combined companies.

And after a lot of very productive conversations, we’ve chosen the term Business Infrastructure Software. And so what that means is that when we would talk about Software AG going forward that they are and we will be the leading independent business infrastructure software vendor.

And if we compare that to Tibco and Oracle and IBM talk about themselves, it actually works quite well. Some term what they have Enterprise Software. Some term what they have Infrastructure by adding the business side of it that it continues to support our brand promise which will be maintained which is faster time to business results for our customers.

And it also then kind of puts us squarely in a category amongst IBM, Tipco, Oracle, etc. so we can clearly say we’re the leading independent and we’re the number 1 alternative to IBM. And so we’ll be getting more out of that to you.

From that level of kind of branding and messaging, we’ve created kind of a new I call it “markitecture” or architecture of the brand and the messages so that whether we’re going to market at the corporate level, at the industry focus level, at the business plan level, we can have one set of messages to discuss no matter where we are within the company.

And we’re working very iteratively and cooperatively across the two organizations to create a final architecture. Included in that will become market entry points or what are we going to be talking about to the market associated with problems that the customers have or prospective customers have.

So areas like B to B and BPMS that we’re used to here and SOA. So that in areas like Legacy modernization which of course Software AG brings to the table and their Adabas and Natural product.

The third area that we’re talking about then is how we do product naming. So if market entry points is how you gain interest from a company, then product family names is then how do we term our products that we and package our products to sell to the customers to solve those problems.

And of course we do webMethods Fabric and webMethods Fabric BPMS and we’ll probably be simplifying all of those family names to being just webMethods BPMS as an example or the webMethods Suite.

So that’s some of the work that we are actually engaged in right now, but again, philosophically, we’re trying to ensure that we’re keeping, you know, the same business clear and simple kind of approach and business orientation that we’ve had before.

Again, they’re very excited about adopting the brand promise faster times business improvement or business results. And really bringing kind of the solution selling to business oriented selling to the broader company.

And so, with that, are you going to talk about communication? We’re going to turn it over to Ken and he’s going to talk about some of his (unintelligible).

Ken Sexton:	Sure. This is Ken Sexton. So last week, myself, (Mike Krone) and (Stacey Beveridge) met with a couple of the most senior people from Germany and the Finance staff there. In addition, the CFO for Software AG also participated in various phone calls with us.

And I would say that our efforts really kind of focused on two areas. Area number 1 was how to best integrate the back office functions over time. And then the second one was how to make sure, you know, what do we have to do to make sure that we have a good combined business plan post close the merger.

So early on, what we did is we spent the majority of the time where they were gaining an understanding of our organization while we also gained an understanding of their organization, the type of acquisition like this is pretty substantial to the Software AG organization.

And therefore, they want to make sure that we can bring the back offices together in a proper way so as to really minimize the disruptions to customers and employees and really keep the back office services as transparent and as unchanged over time and in fact hopefully, you know, make them better.

In addition, we want to make sure that we’ve got them properly aligned with the business needs for the combined organizations.

So that’s what we did from the organizational standpoint and the planning. When it came to the business plan, again they spent most of the time gaining an understanding of our business plan that we have going on into fiscal ‘08.

And then talk about as we move forward as a combined organization, what changes we need to make to at least make sure we’re meeting their reporting needs and other types of requirements.

I think it was a great first meeting where they’re starting to get a much more detailed understanding of our organization so that we could move onto the next step.

So, David, turn that back over to you.

David Mitchell:
Great. In terms of some of the Sales integration planning, Mark Edwards, which is the Management Team Board member who essentially runs most of the world when it comes to their revenue, was over here and I spent quite a bit of time with him.

And we really talked about different organizational structures, how they were organized in the U.S. and Europe and how webMethods was organized in the U.S. and Europe and what we agreed to was to kind of keep everything as is, at least through the end of the year.

To have our Sales team, the webMethods Sales team continue to focus on its targets and its quotas, not changing any compensation plans throughout the fiscal year till next March, not changing quotas, not changing percentages in terms of commission, not changing accounts, so that we can go ahead and then execute against the plan that we put forward, not just as a Management Team to our Board, but also to Software AG when this merger was announced.

But in the interim period between now and the end of the year, to get very aggressive with the Top 20 accounts in North America for Software AG in addition to the Top 20 accounts that webMethods has to really put in place a cross-sell and upsell program that will incent both sales forces to work together, to essentially compensate both sales forces to work together.

This will allow us to learn a lot about what the integration requirements are going to be on a whole. Keep in mind that the goal next year is to really have every sales person on the planet for Software AG which we’ll be a part of to be able to sell these products.

And for every webMethods sales person on the planet to be selling the other Software AG products. But we don’t want to do that right off the bat because we don’t jeopardize pipelines, account relationships, etc.

So we’re going to learn a lot about that Top 20 program in terms of where the synergies are, what makes sense in terms of how these two organizations are going to work together.

We’re going to do the same thing in Europe. The Top 20 plan in Europe. That Top 20 plan might be bigger than 20 when you look at what we’re doing in Europe because of all the different territories. But it’s the same concept.

And we also are going to get very aggressive with their emerging territories where we don’t have a direct presence today. So we are going to get a sales training and enablement program together, post the close to immediately start to bring up to speed their South African organization, their South American organization, their Eastern European organization as well as Russia.

To the extent that we’re not participating in those markets directly, it’s kind of a no-brainer to get them up to speed and enable them selling our software because at the end of the day, we don’t want to just see our sales force be more productive, we want the combined entity to be more productive.

And that’s really where we’re going to get the leverage in terms of additional productivity and start entering these emerging markets and stop focusing on the Top 20 customers of each organization.

Over time of course, that will all show us the way to complete integration of the sales organization, however, that’s going to happen methodically, strategically and without jeopardizing the existing plans, compensation philosophies and territories that we have in place today.

So, in terms of next steps, I want to reiterate what I’ve said all along and continues to be endorsed by Karl-Heinz is that the plan is the plan. We have an operating plan that was approved by our Board. We’re executing against that operating plan.

We’ve shared a lot of the details of that operating plan with the extended Management Team at webMethods. That operating plan has been shared in completeness — in a complete form with the Software AG organization. There are some realignment in terms of cost structure targets.

But for the most part, the revenue is the plan, is the target. So we have a quarter to go and do. We’re entering the half way mark on Q1 and so the Management Team’s very focused on making sure that Q1 happens for us. Obviously that’s a calendar year Q2 for Software AG, but a very important quarter for webMethods.

The strategy is the strategy. We’re not changing anything here. In fact what you’re seeing is basically a reinforcement on everything that we’ve done over the last two years with webMethods really playing center stage on a much bigger canvas in terms of Software AG as a company and as a distribution channel.

This is a very performance oriented culture. Even more so than webMethods has been in the past, quite frankly. I will tell you that the revenue and the contribution is everything and that the biggest gauge of success for this merger is going to be the revenues that it generates.

Anybody be confused as to why this merger is happening and what the objectives are going to be. Hit our targets, period. And as we hit those targets, we get more and more capabilities as an organization to have more and more influence as well as be part of a really great and fantastically growing company.

So focus on Q1. Absolutely the message today. We’ve got to make sure that we get the deals that we forecasted in Q1 closed. Spent a lot of time with the Sales leaders over the last ten days since I’ve been back with Germany, really focusing on all that activity.

We have a customer webinar coming up on May 16 where we’re going to continue to communicate to our customers what’s going on and continue to move them through the sales cycle.

We have a big Integration World conference happening in November that we need to get attendees to and I think the opportunity here is to make that the biggest and best Integration World in the history of Integration World.

We’re going to continue the integration planning. A lot of work’s going to happen this week. I know that we’ve been doing these weekly update calls because we want to over-communicate to the entire team and the staff what’s going on.

In many cases, a lot won’t change week to week, although there will be incremental changes within the individual teams. So for that reason, we’re probably going to cancel next week’s call unless anything substantive comes up that we need to communicate to you.

I will be communicating in email in terms of what’s going on during the week and we’ll pick up another call over the phone on the 21 of May. Keep in mind that the Software AG Management Team will be coming to Fairfax at the end of May, so probably that week of the 21st for those of you in Fairfax, you’ll see a lot of the Software AG Management Team walking around in the hallways, including Karl-Heinz, their CEO.

We’re probably going to pencil into the calendar June 4 as a regular team meeting where we do face-to-face for those organizations that can get access to us directly or through teleconference. And again, that’s just to be put into the calendar.

Keep in mind that a lot is going to be happening between now and then and we’re going to communicate things as we know them and we also look forward to addressing all of your questions.

So with that Operator, I do want to open up this line for questions or comments from anybody who’s attending this call.

Operator:	At this time, I would like to remind everyone, in order to ask a question, press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

As a reminder, if you would like to ask a question, press star then the number 1 on your telephone keypad. And there are no questions at this time.

David Mitchell:	Okay. We’ll I’m sure there are and keep the questions coming. Again, we’re trying to address all of them as they come in. We may not always have the answers, but we are working very hard on getting the answers to each and every one of your questions and don’t hesitate to give me a call or to email me directly if you have any questions, comments or concerns.

So with that, I’ll go ahead and end today’s Update Call. Look forward to talking to you all out there in the field, and again, we need to focus on the quarter here and put up a great result. Thank you very much.

Operator:	This concludes today’s conference call. You may now disconnect.
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